UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2022

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Decarbonizing Heavy Industry: TotalEnergies and Holcim Join Forces to Study Solutions for First Carbon-Free Cement Plant in Belgium (October 4, 2022)

Exhibit 99.2	TotalEnergies’answer to the European Parliament (October 7, 2022)

Exhibit 99.3	Duty of Vigilance: TotalEnergies Regrets NGOs' Refusal of the Mediation Process Proposed by the Paris Civil Court (October 12, 2022)

Exhibit 99.4	Qatar: TotalEnergies announces the startup of Al Kharsaah (800 MWp), one of the largest solar power plants in the Middle East (October 18, 2022)

Exhibit 99.5	TotalEnergies and Valeo partner to innovate battery cooling in electric vehicles and reduce their carbon footprint (October 20, 2022)

Exhibit 99.6	TotalEnergies reaches 500 MW of onsite B2B Solar Distributed Generation for the self-consumption of its Customers Worldwide (October 25, 2022)

Exhibit 99.7	Brazil: TotalEnergies partners with Casa dos Ventos to jointly develop a 12 GW renewable energy portfolio (October 26, 2022)

Exhibit 99.8	Third Quarter 2022 Results (October 27, 2022)

Exhibit 99.9	TotalEnergies announces the third 2022 interim dividend of €0.69/share, an increase of 5% compared to 2021 and sets the ex-dividend and payment dates of the special interim dividend of €1/share (October 27, 2022)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: October 28, 2022	By:	/s/ MARIE-SOPHIE WOLKENSTEIN
		Name:	Marie-Sophie Wolkenstein
		Title:	Company Treasurer